Ex. 28(d)(6)

July 12, 2016

Mr. Bruce Rosenberg

Treasurer

State Street Institutional Investment Trust

c/o SSGA Funds Management, Inc.

One Lincoln Street

Boston, Massachusetts 02111

RE:	State Street Institutional Investment Trust Fee Waiver and Expense Reimbursement Agreement

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as adviser to the State Street Global Value Spotlight Fund, State Street International Value Spotlight Fund, State Street European Value Spotlight Fund, and the State Street Asia Pacific Value Spotlight Fund series (each, a “Fund”) of the State Street Institutional Investment Trust, agrees until April 30, 2018, (i) to waive up to the full amount of the advisory fee payable by each Fund, and (ii) to reimburse each Fund for expenses to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, administration fees, and any class-specific expenses, such as distribution, shareholder servicing, and sub-transfer agency) exceed 0.70% of average daily net assets on an annual basis.

SSGA Funds Management, Inc. (“SSGA FM”), as adviser to the State Street U.S. Value Spotlight Fund series (the “Fund”) of the State Street Institutional Investment Trust, agrees until April 30, 2018, (i) to waive up to the full amount of the advisory fee payable by the Fund, and (ii) to reimburse the Fund for expenses to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, administration fees, and any class-specific expenses, such as distribution, shareholder servicing, and sub-transfer agency) exceed 0.60% of average daily net assets on an annual basis.

The stated fee waivers and/or expense reimbursements set forth above may only be terminated during the relevant period with the approval of the Fund’s Board of Trustees. SSGA FM and a Fund Officer are authorized to take such actions as they deem necessary and appropriate to continue the above stated waiver and/or expense reimbursement for additional periods, including of one or more years, after the April 30, 2018 expiration date.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/ Ellen M. Needham
Ellen M. Needham
Director and President

Accepted and Agreed:

STATE STREET INSTITUTIONAL INVESTMENT TRUST,

ON BEHALF OF STATE STREET INTERNATIONAL VALUE SPOTLIGHT FUND

/s/ Bruce Rosenberg
By:
Bruce Rosenberg
Treasurer